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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of August, 2004
                         Commission File Number 0- 50822
                                                --------


                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)


         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                     (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  X              Form 40-F
                            ----                       -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                          No   X
                       ------                      -----




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This Form 6-K consists of:


Northwestern Mineral Ventures Inc. (TSX-V - NWT) announced today that it has completed, subject to TSX-V approval, a brokered private placement financing of 206,000 flow-through common shares at a price of $0.61 per share to raise gross proceeds of $125,660. Northern Securities Inc. received a commission equal to $10,681.10 in connection with the financing. The securities issued pursuant to the financing have a hold period of four months and one day from the date of issuance.

Northwestern intends to use the proceeds of the financing for mineral exploration purposes.

Prior to issuance of the securities contemplated herein, Northwestern had 36,000,000 common shares issued and outstanding.






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                                    SIGNATURE
                                   -----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Northwestern Mineral Ventures Inc.




                                              By: /s/ Kabir Ahmed
                                                 ----------------------------
                                                 Kabir Ahmed
                                                 President




Date: August 3, 2004